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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                       AMERICAN CLAIMS EVALUATION, INC.
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                               (Name of Issuer)


                        Common Shares, $.01 par value
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                        (Title of Class of Securities)


                                 025144 10 6
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                                (CUSIP Number)


        Mr. Gary Gelman, One Jericho Plaza, Jericho, NY (516) 938-8000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 8, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  025144 10 6            SCHEDULE 13D                Page 2 of 5 Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Gary Gelman
     Soc. Sec. # ###-##-####


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /

3.   SEC Use Only


4.   Source of Funds*

     Personal Funds


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

     USA

                         7.   Sole Voting Power

                              2,286,000
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              0
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              2,286,000
     With
                         10.  Shared Dispositive Power

                              0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                              2,286,000


12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     /X/


     Excludes 10,000 shares owned by wife


13.  Percent of Class Represented by Amount in Row (11)

                         53.5%


14.  Type of Reporting Person*

     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                                     Page 3 of 5

Item 1.           Security and Issuer

                  The undersigned hereby amends the statement on Schedule 13D dated August 19, 1988 as amended by Amendment No. 1 dated July 17, 1989, Amendment No. 2 dated November 1, 1991 and Amendment No. 3 dated July 26, 1993 (collectively called the "Schedule 13D") with respect to the common shares, par value $.01 per share (the "Shares"), of American Claims Evaluation, Inc., a New York corporation (the "Company"). The reporting person, on or about July 8, 1997, purchased from the Company 200,000 shares at a price of $1.25 per share, and made payment to the Company of the $250,000 purchase price by his check drawn to the order of the Company. He was also granted options to acquire 300,000 shares at a price of $1.25 per share under the Company's 1997 Stock Option Plan, approved by the Board of Directors, which plan and option grant is subject to ratification and approval by shareholders of the Company at its forthcoming Annual Meeting of Shareholders, until such ratification is so approved, the 300,000 shares are not reflected in the ownership of the undersigned reported herein.

Item 2.           Identity and Background

                  This statement is being filed by Mr. Gelman, a United States citizen whose business address is c/o the Company, 375 North Broadway, Jericho, New York 11753. Mr. Gelman's principal occupation is as Chairman of the Board, President, Chief Executive and Chief Operating Officer of the Company, whose principal business has been the verification of medical bills presented for payment to insurance companies and others, and vocational rehabilitation services.

                  Mr. Gelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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                                                                     Page 4 of 5


Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable.

Item 4.           Purpose of Transaction

                  Not applicable.


Item 5.           Interest in Securities of the Issuer

                  (a) The aggregate number of the Company's Shares beneficially owned by the undersigned on the close of business on the date set forth on the cover was 2,286,000, (approximately 53.5% of the 4,273,500
                           Shares outstanding on that date), based upon the Shares reported by the Company to be issued and outstanding.

                  (b) Number of Shares as to which, on the date referred to on the cover the undersigned had:

                           (i)      sole power to vote or to
                                    direct the vote................... 2,286,000

                           (ii)     shared power to vote or
                                    to direct the vote................         0

                           (iii)    sole power to dispose or
                                    to direct the disposition of ..... 2,286,000

                           (iv)     shared power to dispose or to
                                    direct the disposition of ........         0


                  (c) Other than as described herein, there were no transactions in the Company's Shares effected by the undersigned during the sixty day period preceding the date set forth on the cover.


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                                                                     Page 5 of 5



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.




Dated:  July 14, 1997


                                                              /s/ Gary Gelman

                                                              Gary Gelman